Exhibit (a)(2)(B)

September 15, 2009

Dear Armstrong shareholder:

As you may know, on September 3, 2009, Armor TPG Holdings LLC (“Armor TPG”), commenced a tender offer to purchase up to 4,435,935 shares of the common stock, par value $0.01 per share, of Armstrong World Industries, Inc. for $22.31 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer”). The terms and conditions of the Offer are provided in an Offer to Purchase and the related Letter of Transmittal filed with the U.S. Securities and Exchange Commission (“SEC”) by Armor TPG on September 3, 2009.

We are required, under rules adopted by the SEC, to inform you of Armstrong’s position, if any, with respect to the Offer. Our Board of Directors is expressing no opinion to the Company’s shareholders and is remaining neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to, or in the best interests of, the Company’s shareholders and is not making a recommendation regarding whether the Company’s shareholders should accept the Offer and tender their shares and if so how many shares to tender, or reject the Offer and not tender their shares. The Board has determined that a shareholder’s decision on whether or not to tender shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances. The Board believes that each shareholder should review the Offer, consult with such holder’s financial, tax, accounting and legal advisors, and make an independent determination based on all available information.

Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC and contains, among other things, additional information regarding the Board’s determination with respect to the Offer. We urge you to read it carefully.

Although we are not making a recommendation with respect to the Offer, we note that on September 14, 2009, the last trading day prior to filing our Schedule 14D-9, the closing price of a share of AWI stock as reported by the New York Stock Exchange was $34.12 (while Armor TPG’s Offer price is $22.31). Therefore, if you wish to sell your shares, you may be able to obtain a higher price by selling your shares in the open market or otherwise rather than to Armor TPG pursuant to the Offer. We urge you to obtain current market quotations before deciding whether to tender your shares in the Offer.

Very truly yours,

Michael D. Lockhart

Chairman of the Board and Chief Executive Officer

Enc.